May 25, 2005

Mail Stop 03-06


Gregory M. Ayers, M.D., Ph.D.
Chief Executive Officer
CryoCor, Inc.
9717 Pacific Heights Blvd.
San Diego, California 92121
Re:	CryoCor, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed May 10, 2005
File No. 333-123841
Dear Mr. Ayers:
      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.
      We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Form S-1
1. We note your response and the supplemental material provided in response to comment 5. The source provided in Tab 7 appears to indicate that the cost of certain drugs is actually excluded from the
$9 billion disclosed to be spent annually on "drug-based therapy and other disease-related healthcare costs." For this reason, and because the company`s system is likely to be approved for use in patients for whom drug therapy has failed, rather than as an alternative to drug therapy, it appears that the amount spent on drug-based therapy is not necessarily an appropriate indicator of the size of the company`s potential market. If you elect to retain the reference to the $9 billion figure in your prospectus, please revise to clarify, if true, that the company is unable to estimate the size of the potential market for its products and that the $9 billion spent on "drug-based therapy and other disease-related healthcare costs" is not necessarily a relevant indicator of the size of the company`s potential market.
Use of Proceeds, page 31
2. We note your response to comment 15. It appears that most of the anticipated proceeds to be used for working capital and general corporate purposes will be used before FDA approval is obtained. Please provide more specific disclosure regarding the anticipated use of these proceeds.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 38

3. Please refer to prior comment 22. Please tell us and disclose why you are pursuing the interference proceedings which may result in substantial costs if the underlying patents are not material to your business. Explain to what the patents relate.
4. Please refer to prior comment 23. We note your revised disclosure. It is not clear why you would not invest funds into selling and marketing activities outside the United States if this investment would result in significant sales. It is also not clear whether sales outside the United States will be negatively impacted unless and until you receive U.S. FDA approval. Please clarify.

Audit Committee, page 87
5. We note your response to comment 35. However, particularly in light of Mr. Minocherhomjee`s status as a member of the board of managers of the limited liability company that controls the entities affiliated with William Blair & Company, L.L.C. that currently beneficially own approximately 24% of the company`s outstanding shares, we are unable to concur with your conclusion that Mr. Minocherhomjee is not an affiliated person within the meaning of Rule
10A-3 of the Exchange Act.  Please revise accordingly.

Certain Relationships and Related Party Transactions, page 104

Participation in this Offering, page 107
6. We note your added disclosure that certain of your existing investors have indicated an interest in purchasing $12 million worth of the shares offered. Please revise to disclose the portion of the
$12 million and the corresponding number of shares that are proposed to be purchased by each investor.



Description of Capital Stock, page 111
7. Please discuss the purpose and effect of the provisions contained in Section 5(b) of the Bylaws that will be effective upon the closing of your offering.
Underwriting, page 121

8. We note your response to comment 42, including your statement that the lead underwriter will seek a representation from members of the syndicate or selling group that they will comply with Section 5 in connection with any offer, sale or distribution of securities in the offering. Please additionally confirm, if true, that the lead underwriter will also obtain a representation from each member of the syndicate or selling group that the member will follow procedures for electronic distributions previously cleared with the staff if the member engages in the electronic offer, sale or distribution of securities in connection with this offering.
Consolidated Financial Statements, page F-1

Note 1.  Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-9

9. Please refer to prior comment 46. In your response you state that sales related to the disposable catheters account for 95% of your revenues. We also note from your website that the disposable catheter must be used in conjunction with the cryoablation console which incorporates the CryoArm. Please tell us and disclose if you loan the console equipment to your customers or if they must purchase the console equipment from other sources. If the disposable catheters you are selling are not being used with your console and CryoArm, then please revise the filing to clarify the nature of these sales. If you do loan the console equipment to your customers please tell us and disclose how this affects the pricing of the disposable catheters and how you account for the loaned equipment and why.
In
addition, please tell us why you do not currently sell the console system.

Clinical Trial Expenses, page F-10

10. Please refer to prior comment 47. In your response you state that you accrue the costs associated with your clinical patients when such costs become estimable and probable, in accordance with SFAS 5, however you disclose on page 45 and F-10 that these costs are accrued as the services to the patient are provided. Please reconcile and clarify how you account for costs associated with your clinical patients. Additionally, please tell us why the costs associated with your clinical patients should be accounted for as a loss contingency under SFAS 5 and not expensed as incurred under SFAS 2. Please explain in more detail your selection and application of U.S. GAAP.
Discuss when you believe that the liability is incurred under your agreements and why. Discuss the significant terms, rights and obligations under these agreements and how your accounting considered these significant terms, rights and obligations.

Note 5.  Preferred Stock and Stockholders` Equity (Deficit), page
F-
18

Preferred Stock, page F-18

11. In your disclosure you state that the Series A, B, C and D preferred stock will automatically convert into common shares concurrent with the closing of an underwritten pubic offering with a minimum per common share purchase price of $18.45 with gross proceeds of at least $40 million. However, we note that $18.45 is not within the offering range disclosed in the prospectus of $10.00 to $14.00 and that the minimum gross proceeds of $40 million will not be met in this offering of 2,850,000 shares of common stock. Therefore, please revise the document, specifically the Capitalization table, the Dilution table and the Consolidated Balance Sheets, to remove all disclosure of the automatic conversion of the preferred stock shares into the common stock shares at the completion of the initial public offering, or please tell us and revise to disclose if you reflect the conversion as a result of a vote that has occurred in which the Series A, B, C and D stockholders have agreed to the conversion.
12. Please refer to prior comment 50. In your response you state that the conversion rate for the Series B preferred stock is .2825, however you disclose that the conversion rate is .2751. We also note that your response states that the total amount of converted shares is 5,910,024. However, on page 5 we note that you disclose the total amount of converted shares is 5,920,024. Please reconcile these amounts and revise, if necessary.
13. Please refer to prior comment 49. In your response you state that you state that the additional common shares issuable related to the
Series B and C convertible preferred stock as a result of the antidilution provisions do not result in a beneficial conversion feature. Please provide us with the following:
* Please tell us and revise to disclose the original conversion rates of each of the Series A, B, C and D convertible preferred stock.
* Please tell us the reason for the changes from the original conversion rates to the revised conversion rates and how you accounted for these changes.
* Please tell us and revise to disclose all of the significant features related to the Series A, B, C and D convertible preferred stock including the anti-dilution terms. Additionally, we note in your response to comment 49 that you provide us with only the anti-dilution provisions related to Series B and C, please verify that there were no anti-dilution terms related to the Series A convertible preferred stock.

* Please tell us why you believe that there is no incremental intrinsic value resulting from the resolution of the contingency under EITF 00-27.

Stock Warrants,  page F-21

14. Please refer to prior comment 51. Please disclose the significant assumptions used to determine the fair value of the warrant issued in conjunction with the subordinated bridge notes.
Tell us how you determined the amount of the beneficial conversion feature.

2000 Stock Option Plan, page F-22

15. Please refer to prior comment 53. We continue to note that a material amount of equity instruments were granted during the 12 months prior to the date of the most recent balance sheet included in your Form S-1. Additionally, we note that your valuation is retrospective and the valuation determination was completed by your management and board of directors. That is, the valuation was not a contemporaneous valuation performed by an unrelated valuation specialist. Based on the facts provided, we continue to believe that you should disclose the following information for equity instruments granted during the 12 months prior to the most recent balance sheet included in the registration statement:
* For each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option.
* Since the valuation specialist was a related party (i.e., management) please include a statement disclosing that fact.

Stock Options Granted to Nonemployees, page F-24
16. Please refer to prior comment 56. We note from your response and this note that you use a Black-Scholes valuation model to determine the fair value of the options granted to consultants. Please provide us with the fair value of the underlying common stock based upon the
Company`s reassessed value at the time of vesting used in the Black
Scholes model. Additionally, please reconcile your response where you state that a 7-year estimated life is used in the Black Scholes calculation with your disclosure on page F-24 where you state a 10-
year estimated life is used in the calculation.

Item 15.  Recent Sales of Unregistered Securities, page II-2
17. We note your response to comment 63.  Please file the March
24,
2005 commitment agreement as an exhibit, or tell us why you believe it is not required to be filed.

*          *          *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
      You may contact Traci Hornfeck at (202) 551-3642 or Kaitlan Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Eduardo Aleman at (202) 551-3646 or me at
(202) 551-3607 with any other questions.
Sincerely,



David Ritenour
Special Counsel

cc (via fax):	Frederick T. Muto, Esq.
		Matthew T. Browne, Esq.
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Gregory M. Ayers, M.D., Ph.D.
CryoCor, Inc.
May 25, 2005
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